UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

RESOLUTIONS ADOPTED AT THE

ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING

Guadalajara, Jalisco, Mexico, April 29, 2008 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (the “Company” or “GAP”) today announced that at the Company’s general ordinary shareholders’ meeting that took place on April 28, 2008, the following resolutions were approved:

FIRST- The approval of all of the reports referenced under numeral I of the Shareholders’ Meeting Agenda, as follows:

a) The Chief Executive Officer’s report regarding the results of operation for the fiscal year ended December 31, 2007, in accordance with Article 44, Section XI of Mexican Securities Market Law, attached to the external auditor’s report on the Company’s audited financial statements;

b) The Board of Directors’ comments on the Chief Executive Officer’s report;

c) The report referred to in Article 172 of the Mexican Corporations Law concerning the results for the fiscal year ended December 31, 2007 of the Company and its Subsidiaries. These subsidiaries include those companies in which the Company holds the majority of the shares, when the value of the investment in each one exceeds 20% (TWENTY PERCENT) of the shareholders’ equity, per the most recent statement of financial position of the subsidiary and those matters referred to in Section 3 of Article 22 of the corporate charter, which contains the main policies and accounting principles utilized in the preparation of the Company’s financial information;

d) The report presented by the President of the Auditing and Corporate Practices Committee for the fiscal year ended December 31, 2007;

e) The report on the satisfaction of the Company’s tax obligations for the fiscal year ended December 31, 2007;

For further information please visit www.aeropuertos gap.com.mx or contact us:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 216	Tel: 212-406-3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

f) The report on operations and activities involving the Board of Directors during the fiscal year ended December 31, 2007, pursuant to the Mexican Securities Market Law.

SECOND- The approval of the consolidated financial statements for the Company and its subsidiaries for the period ended December 31, 2007, which reflect a net income of Ps. 1,402,819,000.00 (ONE BILLION, FOUR HUNDRED AND TWO MILLION, EIGHT HUNDRED AND NINETEEN THOUSAND PESOS 00/100 M.N.), taking into account the statement of financial results, income statement, statement of changes to financial position and statement of changes to shareholders’ equity.

THIRD.- Of the revenues obtained by the Company during the 2007 period, which reached Ps. 1,402,819,000.00 (ONE BILLION, FOUR HUNDRED AND TWO MILLION, EIGHT HUNDRED AND NINETEEN PESOS 00/100 M.N.), 5% (FIVE PERCENT) of this amount, or Ps. 70,140,950.00 (SEVENTY MILLION, ONE HUNDRED AND FORTY THOUSAND, NINE HUNDRED AN FIFTY PESOS) were set aside to increase legal reserves. The remaining amount, or Ps. 1,332,678,050.00 (ONE BILLION, THREE HUNDRED AND THIRTY TWO MILLION, SIX HUNDRED AND SEVENTY EIGHT THOUSAND AND FIFTY PESOS 00/100 M.N.), will be set aside as retained earnings.

FOURTH.-Of the abovementioned retained earnings the declaration of a total dividend of Ps. 1,122,000,000.00 (ONE BILLION, ONE HUNDRED AND TWENTY-TWO MILLION PESOS 00/100 M.N.), or Ps. 2.00 (TWO PESOS 00/100 M.N) per share of the Company, to be paid in the following manner:

a)	Ps. 864,000,000.00 (EIGHT HUNDRED AND SIXTY FOUR MILLION PESOS 00/100 M.N.), or Ps. $ 1.54010695 per share, to be paid on May 12, 2008.

b)	Ps. 258,000,000.00 (TWO HUNDRED AND FIFTY EIGHT MILLION PESOS 00/100 M.N.), or Ps. 0.45989305 per share, to be paid no later than October 31, 2008.

The total dividend declared will be paid to shareholders through S.D. INDEVAL, S.A. DE C.V., Institución para el Depósito de Valores (“INDEVAL”) upon presentation by shareholders of stock certificates proving their share ownership as recorded in the Shareholder Registry, or as per the amount registered at INDEVAL.

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Because the Company’s Series “BB” shareholders do not hold their shares through INDEVAL, the Company will pay dividends directly to these shareholders in proportion to their holdings, in accordance with applicable tax regulations.

FIFTH- Approval of the maximum amount of resources to be allocated towards the repurchase of Company shares or loan certificates that represent these shares of a total of up to Ps. 55,000,000.00 (FIFTY FIVE MILLION PESOS 00/100 M.N.) thus complying with Article 56, Section IV of the Mexican Corporations Law.

SIXTH - Approval of the nomination of Mrs. Laura Diez Barroso Azcárraga as Chairman of the Board of Directors of the Company, in accordance with Article 16 of the Company’s by-laws, replacing Mr. Eduardo Sanchez Navarro Redo.

SEVENTH- Approval of the four proprietary members of the board and their alternates, as proposed by the Series BB shareholders, as follows:

Mrs. Laura Diez Barroso Azcárraga as proprietary member and Mr. Eduardo Sánchez Navarro Redo as alternate;

Mr. Javier Marín San Andrés as proprietary member and Mrs. Ana Alonso Farto as alternate;

Mr. Rodrigo Marabini Ruiz as proprietary member and Mr. Carlos del Río Carcaño as alternate, and

Mr. Salvador Alemany Mas as proprietary member and Mr. Demetrio Ullastres Llorente as alternate.

EIGHTH- Acknowledgement that no shareholder or group of shareholders owning over 10% of the Series “B” shares of the Company asked to designate a member of the Board of Directors.

NINTH- The ratification of the designation by the Series “B” shareholders of the following persons to join the Board of Directors: Francisco Glennie y Graue, Francisco Javier Fernández Carbajal, Augusto Sergio Paliza Valdez, Ernesto Vega Velasco, Henry Davis Signoret, Alfonso Pasquel Barcenas and José Manuel Rincón Gallardo Purón, as an independent proprietary member of the board.

As a result of the above, the Board of Directors will be composed of the following members:

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Proprietary Members	Alternate Members

Laura Diez Barroso Azcárraga	Eduardo Sánchez Navarro Redo
Javier Marín San Andrés	Ana Alonso Farto
Rodrigo Marabini Ruiz	Carlos del Rio Carcaño
Salvador Alemany Mas	Demetrio Ullastres Llorente

Francisco Glennie y Graue

Francisco Javier Fernández Carbajal

Jose Manuel Rincón Gallardo Purón

Henry Davis Signoret

Sergio Paliza Valdez

Ernesto Vega Velasco

Alfonso Pasquel Barcenas

The independent board members comply with the requirements set forth in the Securities and Exchange Law, and thus may be considered as independent directors for all legal purposes.

TENTH- The approval of all the Committee members as follows:

OPERATING COMMITTEE

Jorge Manuel Sales Martinez	Carlos del Rio Carcaño
Rodrigo Marabini Ruiz	Vicente Emilio Alonso Diego
Eduardo Sanchez Navarro Redo.	Laura Diaz Barroso Azcárraga

Christian Checa Levien

Carlos Porrón Suárez

Fernando Bosque Mohino

AUDITING AND CORPORATE PRACTICES COMMITTEE

Jose Manuel Rincón Gallardo Purón

Ernesto Vega Velasco

Francisco Javier Fernandez Carbajal

ACQUISITIONS COMMITEE

Carlos del Rio Carcaño	Eduardo Sanchez Navarro Redo

Alfonso Pasquel Barcenas

NOMINATIONS AND COMPENSATIONS COMMITTEE

Laura Diaz Barroso Azcárraga	Rodrigo Marabini Ruiz

Francisco Glennie y Graue

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ELEVENTH- That the Nomination and Compensation Committee shall be composed of two proprietary board members, one designated by the Series “BB” holders with an alternate, and the other designated by the Series “B” holders.

TWELFTH- The nomination by the Series “B” shareholders of Mr. Francisco Glennie y Graue to join the Company’s Nominations and Compensations Committee, as a proprietary member and recognition of the nomination by the Series “BB” shareholders of Mrs. Laura Diez Barroso Azcárraga and Mr. Rodrigo Marabini Ruiz to join the Nominations and Compensations Committee, as proprietary and alternate members, respectively.

THIRTEENTH- The ratification of Mr. José Manuel Rincón Gallardo as President of the Auditing Committee and recognition of the replacement of Mr. Francisco Glennie Graue as member of the Auditing and Corporate Practices Committee with Mr. Francisco Javier Fernández Carbajal.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario Del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: May 7, 2008